Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Vivid Seats Launches Strategic Rebrand Along with

New and Improved Rewards Program

Leading live events marketplace kicks off new loyalty program with a “Surprise & Delight” party for loyal customers during Chicago’s premier music festival weekend

CHICAGO, IL – July 29, 2021 – Vivid Seats Inc. (“Vivid Seats” or “the Company”), a leading marketplace focused on being the ultimate partner connecting fans to the live events, artists and teams they love, continues to deliver exceptional value to fans by enhancing Vivid Seats Rewards, where all fans earn on every purchase. In addition, the Company revealed an extensive brand refresh inspired by the energy and passion of live event fans, together with a new logo and a redesigned website and app, built with new capabilities rooted in personalization and simplicity.

Vivid Seats Rewards will introduce the first of several fan-focused experiential enhancements in conjunction with the brand refresh:

•	Every Purchase Counts: Start earning rewards today. Enrollment is free and automatic.

•	Free Tickets for Every Fan: Fans earn a stamp for every ticket they purchase. Once they’ve collected ten stamps, they will receive a Reward Credit worth the average value of the ten stamps which can be used for tickets to another event.

•	Unlock Status for More Perks: Fans can also benefit from increasing perks as they progress through each of the three levels—Rising Star, Super Fan, and Icon—such as surprise and delight moments which include ticket upgrades, exclusive access to industry events, and other VIP perks.

•	Birthday Gift: All members will get a birthday reward to celebrate their special day.

The new loyalty program is designed to benefit every fan, whether they attend two events a year or twenty. Current Vivid Seats Rewards members will get to enjoy all the new benefits, while also maintaining their current level or moving to a higher tier in the updated program.

“At Vivid Seats, we strive to provide unparalleled value and deliver exceptional experiences,” said Stan Chia, Chief Executive Officer of Vivid Seats. “Our enhanced loyalty program gives every customer 10% of value on every ticket purchase and offers unique and differentiated ways for them to get more rewards and perks. We are thrilled to help everyone “Experience It Live” and celebrate the power of shared experiences to unite people.”

Surprise and Delight Event: The Chicago-based company will unveil the first of many surprise and delight moments in its hometown. A lucky group of Icon rewards members will receive an invite to an exclusive Lollapalooza after party hosted by Vivid Seats and Rolling Stone. The intimate show will be held on July 31st at Tao Nightclub in Chicago and feature live performances from various artists and a surprise guest performance from an artist who is headlining Chicago’s biggest music festival.

Unique Rewards Perk Coming Soon: For a limited time and subject to regulatory approval, Vivid Seats is in the process of completing an arrangement to offer eligible rewards members DK Dollars, cash-equivalent site credits that can be used for entry into any real money content on DraftKings.

The upgraded and redesigned website and native apps are focused on elevating the Vivid Seats customer experience. With easy-to-use and personalization features, the expanded tools solidify the Company’s position as the ultimate partner for life’s most exciting moments:

•	Discovering and shopping for events just got easier: Fans will see the latest live events across music, sports, comedy, and theater, all uniquely tailored to their preferences, favorite artists and teams.

•	Looking for something to do: The “Explore” experience within the Vivid Seats iOS and Android apps makes it easier for fans to quickly find the latest and most desirable events and get recommendations in locations nearby or across the country.

•	Unique and Simplified: In the app, fans will also find new and personalized content each day, encounter ways to level up their rewards, and easily access their tickets for entry.

Everyone can download the new Vivid Seats app for iOS and Android or visit www.vividseats.com to get to their next live event. Fans can earn more about Vivid Seats Rewards program at www.vividseats.com/rewards. Furthermore, all press can access the latest Vivid Seats Media Kit at https://press-kit.vividseats.com/press.

The rebranding follows Vivid Seats’ recent announcement that it expects to become a publicly traded company via a merger with Horizon Acquisition Corporation (NYSE: HZAC), a special purpose acquisition company. For more information about the transaction, please visit www.horizonacquisitioncorp.com/.

About Vivid Seats

Vivid Seats provides a marketplace for tickets to live sports, concerts and theater events along with a technology platform and services that support the ticketing ecosystem. Founded in 2001, the Chicago-based marketplace pairs exceptional affordability across one of the widest selections of tickets with its loyalty program, Vivid Seats Rewards, that enables fans to earn rewards when they purchase tickets to their favorite events. Selected by organizations like ESPN, Rolling Stone, the Los Angeles Clippers and University of Tennessee to serve as official ticketing partners, Vivid Seats supports all confirmed orders with a dedicated, award-winning customer service team to ensure the safest and most convenient purchase experience. Fans who want to sit closer and see more of their favorite live events can order by downloading the Vivid Seats mobile app, going to vividseats.com or calling by phone at 866-848-8499.

CONTACT:

Christine Yeo, Vivid Seats

Christine.yeo@vividseats.com

872.270.0609

ADDITIONAL LEGAL INFORMATION

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by the Sponsor, an affiliate of Eldridge. Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at https://www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation will merge with and into Vivid Seats Inc., which will be the surviving entity and the going-forward public company, and filed the S-4 Registration Statement with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, failure to receive approvals or other determinations from certain gaming regulatory authorities, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Horizon’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; Horizon and Vivid Seats’ ability to manage growth; Horizon and Vivid Seats’ ability to execute its business plan and meet its projections; potential litigation involving Vivid Seats or Horizon Acquisition Corporation; changes in applicable laws or regulations, particularly with respect to gaming, and general economic and market conditions impacting demand for Vivid Seats or Horizon Acquisition Corporation products and services, and in particular economic and market conditions in the entertainment/technology/software industry in the markets in which Vivid Seats and Horizon Acquisition Corporation operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. None of Vivid Seats or Horizon Acquisition Corporation undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone, ICR

Ashley.DeSimone@icrinc.com

646-677-1827

Media

Julia Young, ICR

Julia.Young@icrinc.com

646-277-1280